# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: CKX LANDS, INC., CIK 0000352955
CUSIP: 12562N104
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 2417 SHELL BEACH DRIVE, 2417 SHELL BEACH DRIVE, LAKE CHARLES, Louisiana (LA), 70601
Date of event which requires filing of this statement: 11/12/2026
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0002090112-25-000003
Filed by CIK 0002090112

## Reporting persons
- Liu Yi Ming: type of reporting person: individual (IN); citizenship or place of organization: Canada (Federal Level) (Z4); member of a group; sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- 2757129 Ontario Incorporated: type of reporting person: corporation (CO); citizenship or place of organization: Canada (Federal Level) (Z4); member of a group; sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Shao Fan Zhang: type of reporting person: individual (IN); citizenship or place of organization: Canada (Federal Level) (Z4); member of a group; sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: CKX LANDS, INC.
Address of issuer's principal executive offices: 2417 SHELL BEACH DRIVE, 2417 SHELL BEACH DRIVE, LAKE CHARLES, LOUISIANA, 70601

## Item 2. Person Filing
Name of person filing:
This statement is filed jointly by:

1. Yi Ming Liu

2. 2757129 Ontario Incorporated

3. Shao Fan Zhang
Address of principal business office or, if none, residence: The business address for each reporting persons is 60 Atlantic Avenue, Suite 200, Toronto, Ontario, M6K 1X9, Canada
Citizenship: Yi Ming Liu and Shao Fan Zhang are citizens of Canada. 2757129 Ontario Incorporated is an Ontario corporation.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Yi Ming Liu : 0

2757129 Ontario Incorporated : 0

Shao Fan Zhang : 0
Percent of class:
Yi Ming Liu : 0%

2757129 Ontario Incorporated : 0%

Shao Fan Zhang : 0%
Sole power to vote or to direct the vote:
Yi Ming Liu : 0
2757129 Ontario Incorporated : 0
Shao Fan Zhang : 0
Shared power to vote or to direct the vote:
Yi Ming Liu : 0
2757129 Ontario Incorporated : 0
Shao Fan Zhang : 0
Sole power to dispose or to direct the disposition:
Yi Ming Liu : 0
2757129 Ontario Incorporated : 0
Shao Fan Zhang : 0
Shared power to dispose or to direct the disposition:
Yi Ming Liu : 0
2757129 Ontario Incorporated : 0
Shao Fan Zhang : 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: The reporting persons making this joint filing are: Yi Ming Liu, 2757129 Ontario Incorporated, and Shao Fan Zhang.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Liu Yi Ming: Liu Yi Ming, Authorized Signatory (11/13/2026)
- 2757129 Ontario Incorporated: Liu Yi Ming, Authorized Signatory (11/13/2026)
- Shao Fan Zhang: Shao Fan Zhang, Authorized Signatory (11/13/2026)